Exhibit 99.1

Carbon Revolution PLC Ten Earlsfort Terrace Dublin 2, Dublin Ireland Registered Number 607450

Carbon Revolution Issues Investor Presentation Ahead of Appearance at 14th Annual Craig-Hallum Alpha Select Conference

Management to Meet with Investors on November 16 in New York City
Company Provides Share Count and Cash Position

Geelong, Australia – November 13, 2023 - Carbon Revolution plc (Nasdaq: CREV) (“Carbon Revolution” or the “Company”) a Tier 1 OEM supplier and a leading global manufacturer of lightweight advanced technology carbon fiber wheels, today announced that it has posted an investor presentation to its IR site. The Company is also providing its share count and cash position as of the close of its business combination and listing on Nasdaq.

The Company is posting its investor presentation ahead of the Craig Hallum Alpha Select Conference in New York City on November 16, 2023, where CEO Jake Dingle and CFO Gerard Buckle will meet with investors.

Carbon Revolution is providing its cash position and fully diluted shares outstanding to address inconsistent reporting among market data providers. Based on the Company’s closing price on November 10, 2023 of $41 per share and 2.372 million fully diluted shares outstanding (including approximately 1.875 million shares currently outstanding and approximately 0.496 million shares issuable upon exercise of the OIC warrant) at the close of the business combination, Carbon Revolution had a market capitalization of approximately $97.2 million on a fully diluted basis (or approximately $76.9 million based upon shares currently outstanding), compared to a $1.3 billion market capitalization as reported on the CNBC website and mobile app. Further, as of the close of the business combination, the Company had a cash balance of $79.0 million (including $44.9m of restricted cash).

About Carbon Revolution plc

Carbon Revolution plc (Nasdaq: CREV) is the parent of Carbon Revolution Limited, an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the business combination and related transactions, pricing and market opportunity and the use of the cash proceeds of the business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the ability to maintain the listing of Carbon Revolution’s securities on the stock exchange; (iii) the failure to realize the anticipated benefits of the business combination and related transactions; (iv) risks relating to the uncertainty of the costs related to the business combination; (v) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vi) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (vii) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine and Israel-Hamas conflicts; (viii) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (ix) the ability of Carbon Revolution to issue equity or to otherwise obtain financing in the future; (x) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xi) risks related to Carbon Revolution’s industry; (xii) changes in laws and regulations; and (xvii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the proxy statement / prospectus relating to the business combination.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com